NeuroOne Medical Technologies Corporation

10901 Red Circle Drive, Suite 150

Minnetonka, MN 55343

July 16, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NeuroOne Medical Technologies Corporation - Registration Statement on Form S-1 (File No. 333-232656)

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-1 (File No. 333-232656) filed by NeuroOne Medical Technologies Corporation with the Securities and Exchange Commission on July 15, 2019:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please contact Phillip D. Torrence of Honigman LLP at (269) 337-7702.

Very truly yours, /s/ Dave Rosa
Dave Rosa President and Chief Executive Officer

Cc: Phillip D. Torrence, Honigman LLP